UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Exact Name of Registrant as Specified in Its Charter)

Chemin des Mines 9,
CH-1202 Geneva,

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-255089) of Addex Therapeutics Ltd and the registration statement on Form S-8 (Registration No. 333-255124) of Addex Therapeutics Ltd (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors related to our business set forth in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 10, 2022 and updated in our prospectus supplement (No.333-266995) filed on August 30, 2022. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd

	By:	/s/ Tim Dyer
		Name:	Tim Dyer
Date: November 14, 2022		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1 :	Unaudited Condensed Consolidated Financial Statements
Exhibit 99.2 :	Management's Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.3 :	Press Release dated November 11, 2022

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